

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2021

Tao Ling
Chief Executive Officer
Ostin Technology Group Co., Ltd.
Building 2, 101/201 1 Kechuang Road
Qixia District, Nanjing
Jiangsu Province, China 210046

      Re: Ostin Technology Group Co., Ltd.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed June 23, 2021
           File No. 333-253959

Dear Mr. Ling:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration on Form F-1

Risk Factors, page 6

1.   Please include risk factor that discusses the impact of the Holding Foreign Companies Accountable Act and the interim rules adopted by the SEC in March 2021.

Exhibits

2.   We note your disclosure that you have entered into employment agreements with each of your executive officers and Exhibit 10.10. Please file the employment agreement for each executive officer.

    You may contact Andi Carpenter at 202-551-3645 or Martin James at 202-551-3671 if

Tao Ling
Ostin Technology Group Co., Ltd.
June 25, 2021
Page 2

you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing